9M 2023

# FINANCIAL STATEMENTS VALNEVA SE

*November 9, 2023*

VALNEVA SE
*6 rue Alain Bombard*
*44800 Saint-Herblain, France*
www.valneva.com

VALNEVA SE - NINE-MONTH 2023 FINANCIAL STATEMENTS	2
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2023
1 UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
1.1 Unaudited Interim Condensed Consolidated Statements of Income (Loss)

in € thousand (except per share amounts)	Nine months ended September 30,
	2023	2022
Product sales	106,130	74,421
Other revenues	5,684	175,481
REVENUES	111,814	249,902
Cost of goods and services	(74,810)	(202,726)
Research and development expenses	(42,220)	(75,385)
Marketing and distribution expenses	(33,919)	(13,089)
General and administrative expenses	(35,066)	(23,267)
Other income and expenses, net	17,020	7,472
OPERATING PROFIT/(LOSS)	(57,180)	(57,093)
Finance income	724	59
Finance expenses	(12,477)	(13,395)
Foreign exchange gain/(loss), net	(1,441)	(26,492)
Result from investments in associates	—	9
PROFIT/(LOSS) BEFORE INCOME TAX	(70,374)	(96,912)
Income tax benefit/(expense)	1,103	(2,163)
PROFIT/(LOSS) FOR THE PERIOD	(69,271)	(99,075)

EARNINGS/(LOSSES) PER SHARE
Earnings/(Losses) per share for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
•Basic	(0.50)	(0.92)
•Diluted	(0.50)	(0.92)
1.2 Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

in € thousand	Nine months ended September 30,
	2023	2022
Profit/(Loss) for the period	(69,271)	(99,075)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Currency translation differences	1,677	(1,488)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	(8)	168
Other comprehensive income/(loss) for the year, net of tax	1,669	(1,320)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE COMPANY	(67,602)	(100,395)

VALNEVA SE - NINE-MONTH 2023 FINANCIAL STATEMENTS	3
2 UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

in € thousand	September 30,	December 31,
	2023	2022
ASSETS
Non-current assets	199,885	196,685
Intangible assets	26,341	28,711
Right of use assets	42,290	41,603
Property, plant and equipment	113,843	112,435
Deferred tax assets	9,189	5,637
Other non-current assets	8,222	8,299
Current assets	320,653	424,660
Inventories	38,000	35,104
Trade receivables	44,346	23,912
Other current assets	67,054	74,079
Cash and cash equivalents	171,253	289,430
Assets classified as held for sale	—	2,134
TOTAL ASSETS	520,539	621,344
EQUITY
Share capital	20,837	20,755
Share premium	594,003	594,043
Other reserves	62,205	55,252
Retained earnings/(Accumulated deficit)	(450,253)	(306,974)
Loss for the period	(69,271)	(143,279)
TOTAL EQUITY	157,521	219,797
LIABILITIES
Non-current liabilities	144,867	124,156
Borrowings	107,047	87,227
Lease liabilities	27,851	28,163
Refund liabilities	6,257	6,635
Provisions	1,405	1,320
Deferred tax liabilities	2,220	694
Other liabilities	88	116
Current liabilities	218,151	277,392
Borrowings	33,811	11,580
Trade payables and accruals	94,241	41,491
Income tax liability	472	532
Tax and Employee-related liabilities	14,496	15,738
Lease liabilities	25,794	25,411
Contract liabilities	13,343	9,411
Refund liabilities	26,371	136,450
Provisions	9,505	31,257
Other liabilities	117	5,523
TOTAL LIABILITIES	363,018	401,547
TOTAL EQUITY AND LIABILITIES	520,539	621,344

VALNEVA SE - NINE-MONTH 2023 FINANCIAL STATEMENTS	4
3 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

in € thousand	Nine months ended September 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period	(69,271)	(99,075)
Adjustments for non-cash transactions	26,867	17,784
Changes in non-current operating assets and liabilities	(181)	(155,970)
Changes in working capital	(93,335)	48,830
Cash used in operations	(135,920)	(188,431)
Income tax paid	(913)	(1,082)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	(136,833)	(189,513)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(8,354)	(22,474)
Proceeds from sale of property, plant and equipment	43	8
Purchases of intangible assets	(39)	(76)
Proceeds from assets classified as held for sale	3,358	—
Interest received	724	59
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	(4,269)	(22,483)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net of costs of equity transactions	(240)	93,998
Proceeds from borrowings, net of transaction costs	39,683	38,141
Repayment of borrowings	(2,097)	(1,793)
Payment of lease liabilities	(2,444)	(2,171)
Interest paid	(8,764)	(6,544)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	26,137	121,630

NET CHANGE IN CASH AND CASH EQUIVALENTS	(114,964)	(90,366)
Cash and cash equivalents at beginning of the year[1]	286,532	346,642
Exchange gains/(losses) on cash	(315)	1,814
Restricted cash	—	2,951
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	171,253	261,042
1 Cash and cash equivalents as at December 31, 2022 amounted to €289.4 million (of which restricted cash: €2.9 million).

VALNEVA SE - NINE-MONTH 2023 FINANCIAL STATEMENTS	5
4 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in € thousand (except number of shares)	Number of shares issued	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2022	105,239,085	15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive income/(loss)	—	—	—	(1,320)	—	(99,075)	(100,395)
Income appropriation	—	—	—	—	(73,425)	73,425	—
Share-based compensation expense:
•Value of services	—	—	—	599	—	—	599
•Exercises	2,563,011	384	3,333	—	—	—	3,718
Capital Increase	9,549,761	1,432	89,047	—	—	—	90,479
BALANCE AS AT SEPTEMBER 30, 2022	117,351,857	17,603	501,638	51,791	(306,974)	(99,075)	164,983

BALANCE AS AT JANUARY 1, 2023	138,367,482	20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)	—	—	—	1,669	—	(69,271)	(67,602)
Income appropriation	—	—	—	—	(143,279)	143,279	—
Share-based compensation expense:
•Value of services	—	—	—	5,284	—	—	5,284
•Exercises	544,660	82	(39)	—	—	—	42
BALANCE AS AT SEPTEMBER 30, 2023	138,912,142	20,837	594,003	62,205	(450,253)	(69,271)	157,521
Capital Increase includes the cost of transactions, net of tax.